Filed by Aegon Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aegon Ltd.

Commission File No.: 001-10882

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited	Statutory seat	Principal place of business	Bermuda Registrar of
An exempted company with liability limited by shares www.aegon.com	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On August 25, 2026, Aegon Ltd. (“Aegon”) entered into a voting undertaking agreement (the “Voting Undertaking”) with Vereniging Aegon, its largest shareholder representing approximately 18.4% of the total shareholders’ voting rights that are currently exerciseable. Vereniging Aegon and Aegon entered into the Voting Undertaking in connection with Aegon’s intended change in jurisdiction through a cross-border continuation from Bermuda to Delaware (the “Redomiciliation”). Pursuant to the Voting Undertaking, among other things, Vereniging Aegon has agreed to vote in favor of the Redomiciliation and the adoption of the Aegon Ltd. 2027 Omnibus Incentive Plan at Aegon’s special general meeting of shareholders expected to be held on October 8, 2026.

The foregoing is a brief description of the Voting Undertaking and the terms of the Voting Undertaking, and is subject to and qualified in its entirety by reference to the full text of the Voting Undertaking, which is filed as Exhibit 10.1 to this Report on Form 6-K.

Exhibit Number	Description
10.1	Voting Undertaking dated August 25, 2026

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law In connection with the proposed corporate reorganization that includes, among other things, the Redomiciliation, Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated on October 8, 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: August 26, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

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THIS AGREEMENT (THE “AGREEMENT”) IS DATED 25 AUGUST 2026 AND MADE BETWEEN:

(1)

Aegon Ltd., a Bermuda exempted company with liability limited by shares, with registered address at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, with principal place of business at Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands and registered with the Bermuda Registrar of Companies under number 202302830 (“Aegon” or the “Company”); and

(2)

Vereniging Aegon, a Dutch association (vereniging) with seat in The Hague and with address at Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands and registered with the Dutch Trade Register under number 40531114 (“VA”),

(Aegon and VA each a “Party” and jointly the “Parties”).

BACKGROUND:

(A)

VA holds approximately 17% of Aegon’s common shares and all issued and outstanding common shares B in the Company (the “Shares”), representing approximately 18.4% of the economic interest in Aegon. As agreed between the Company and VA in the voting rights agreement of 26 May 2003 (as last amended on 29 May 2013, the “Voting Rights Agreement”), absent a Special Cause (as defined in the Voting Rights Agreement) VA may exercise (i) one vote for every common share and (ii) one vote only for every 40 common shares B (the “Ordinary Course Voting Rights”). In the event of a Special Cause (as defined in the Voting Rights Agreement), VA has the right to exercise the Full Voting Power (as defined in the Voting Rights Agreement) (the “Special Cause Voting Rights”). The right for VA to maintain Special Cause Voting Rights up to an agreed maximum of approximately 32.64% is further grounded in the amended and restated merger agreement of 18 October 1983, as last amended on 29 May 2013 (the “1983 Amended Merger Agreement”), which, together with the Voting Rights Agreement and the Company’s bye-laws (the “Bye-Laws”), forms the legal basis for VA’s current voting position.

(B)

On 10 December 2025, the Company announced its intention to move its head office and legal seat to the United States of America (the “Redomiciliation”). It is envisaged that, subject to shareholder approval, the Redomiciliation takes place by means of a continuation of the Company into Transamerica Inc., a Delaware corporation (“Transamerica”), pursuant to which: (i) the Company will retain its legal personality without interruption and will continue to exist as Transamerica; and (ii) the common shares of the Company will remain issued and outstanding and will become shares of common stock of Transamerica.

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(C)

Furthermore, it is envisaged that in connection with the Redomiciliation, shortly following the adoption of the Resolutions (as defined below) at the EGM (as defined below), upon the VA Amendment (as defined below) taking effect, Aegon’s Bye-Laws are to be amended and restated to implement certain governance changes that would otherwise not take effect until the Redomiciliation (the “Interim Bye-Laws”).

(D)	On 30 April 2026, VA and Aegon entered into a non-disclosure agreement to exchange certain information in the context of discussions relating to the Redomiciliation confidentially (the “NDA”).

(E)

On 27 May 2026, the Company and VA entered into a framework agreement (the “Framework Agreement”) relating to the restructuring of VA and the relationship between VA and Aegon in the context of the Redomiciliation, inter alia providing that VA is to be renamed Vereniging Aegon Americas, to be effected as part of an amendment of the articles of association of VA (the “VA Amendment”), that a new charitable foundation Stichting Aegon Fonds Nederland (“AFN”) will be incorporated and that VA will donate EUR 500 million in cash and cash equivalents and certain other assets to AFN (the “VA Split”). Following the VA Split, VA will retain its interest in Aegon.

(F)

Upon the VA Amendment taking effect, the common shares B in the capital of the Company held by VA (“Common Shares B”) will be exchanged into common shares in the capital of the Company (“Common Shares”) on a 40 to 1 basis in accordance with section 3.4 of the Bye-Laws (the “Exchange”), on the terms set out in this Agreement. As a result of the Exchange, the Special Cause Voting Rights will cease to exist. For the purposes of the Exchange, the Company’s shareholders will, as part of the approval of the Redomiciliation, be requested at the EGM (as defined below) to authorize the Board of Directors to acquire all issued and outstanding Common Shares B in Aegon’s own capital against issuance of Common Shares on a 40 for 1 basis.

(G)

Clause 8.3 of the Framework Agreement provides that VA and Aegon shall in good faith discuss the possibility of a voting undertaking by VA for a vote in favour of the Redomiciliation at the EGM (as defined below).

(H)

In connection with the Redomiciliation, the board of VA (the “VA Board”) received the following documents from the Company: (i) (a draft of) the registration statement on Form F-4 (the “F-4”), setting out, inter alia, the rationale for the Redomiciliation and Omnibus Incentive Plan (as defined below), and outlines its key terms, including the principal tax and legal considerations, including the proposed governance of Transamerica, and describes the main risks attached to the Redomiciliation, (ii) the Company’s proposed 2027 Incentive Award Plan (the “Omnibus Incentive Plan”), (iii) (a draft of) the proposed Interim Bye-Laws and (iv) (a draft of) the certificate of

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incorporation and by-laws of the Company upon effectiveness of the Redomiciliation (together, the “Documents”, each of which qualifies as Confidential Information as defined in the NDA).

(I)

In determining its position on the Redomiciliation and the Resolutions (as defined below) and deciding on entering into this Agreement, the VA Board, supported by its legal and financial advisors, has carefully reviewed VA’s position and the merits of the Redomiciliation in light of VA’s interests and its objectives. In performing its review, the VA Board has analyzed and, pursuant to VA’s objectives, weighed the interests of the Company and of the Company’s relevant stakeholders and reviewed how those interests would be affected by the Redomiciliation.

(J)

The Redomiciliation requires the approval of the Company’s general meeting, for which an extraordinary general meeting of shareholders of the Company is currently anticipated to be convened on September 1, 2026 and held on October 8, 2026 (the “EGM”). At the EGM, the Company’s shareholders will be requested to approve the resolutions in connection with the Redomiciliation as set out in Annex 1 to this Agreement (the “Resolutions”).

(K)	The general meeting of members of VA has been informed of this Agreement.

(L)

Having carefully reviewed all relevant components of the Redomiciliation and on the basis of the Documents, the VA Board has decided in a written resolution on 21 August 2026 (the “Decision”), taking into account VA’s interests and its objectives as well as the considerations set out in the Decision, to support the Redomiciliation and the Resolutions and to exercise its Ordinary Course Voting Rights at the EGM in favor of the Resolutions, subject to the conditions laid down in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1	SUPPORT OF THE REDOMICILIATION

1.1	Subject to the other provisions of this Agreement, the VA Board hereby undertakes to:

(i)	exercise its Ordinary Course Voting Rights at the EGM in favour of the Resolutions (such commitment being the “Voting Undertaking”);

(ii)	register for the EGM with all Shares; and

(iii)

in accordance with the Voting Rights Agreement, waive the voting rights in relation to the Shares representing any of the Special Cause Voting Rights to the extent they exceed the Ordinary Course Voting Rights at the EGM for the purpose of voting on the Resolutions, unless a Special Cause has arisen

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(other than circumstances arising solely and directly from the Redomiciliation and the transactions contemplated thereby, including the Conversion) pursuant to which VA wishes to exercise its Special Cause Voting Rights, in which case VA undertakes to revoke the waiver, except in the event of any material circumstance, development, occurrence or event (including but not limited to any of the Documents being withdrawn or materially amended), occurring or arising after the date of this Agreement, of which the VA Board was not aware as of the date of this Agreement, and that causes the VA Board to determine that maintaining the Voting Undertaking would be inconsistent with the fiduciary duties of the members of the VA Board or the purposes of VA, considering article 3 of VA’s articles of association (a “Material Change”).

1.2

The Parties confirm that nothing in this Agreement limits the rights of VA, or would in any way require VA, to consider any event in relation to or affecting the Redomiciliation (other than the Redomiciliation and the transactions contemplated thereby, including the Conversion) to constitute a Special Cause (as defined in the Voting Rights Agreement) and to exercise its Special Cause Voting Rights in relation to such Special Cause, provided however that any exercise of the Special Cause Voting Rights shall not conflict with the Voting Undertaking, except in the event of a Material Change.

2	EXCHANGE

The Parties hereby agree that, subject to and effective upon the VA Amendment, VA and Aegon shall exchange all Common Shares B held by VA for Common Shares on a 40 for 1 basis by way of an issuance of 8,197,130 fully paid Common Shares by Aegon to VA, as consideration for the acquisition by Aegon of 327,885,200 Common Shares B.

3	TERMINATION 1983 AMENDED MERGER AGREEMENT AND THE VOTING RIGHTS AGREEMENT

The Parties acknowledge and agree that, with effect from the date on which the Interim Bye-Laws come into effect, the 1983 Amended Merger Agreement and the Voting Rights Agreement are terminated and cease to have effect.

4	TERM AND TERMINATION

4.1	This Agreement becomes effective upon execution.

4.2	Except for Clauses 6 through 9, which will survive the termination of this Agreement, the undertakings and obligations included in this Agreement and the Voting

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Undertaking shall lapse by operation of law if the Resolutions have not been discussed and voted upon at the EGM within five (5) months from the date of this Agreement or such other date as the Parties may agree in writing.

5	INFORMATION RIGHT

The Company shall inform the VA Board as soon as reasonably practicable in case of any potential or actual occurrence of a Material Change.

6	MISCELLANEOUS

6.1	No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each of the Parties.

6.2	Save as expressly otherwise stated, this Agreement does not contain any stipulation in favour of a third party.

6.3

The Parties hereby waive (i) their rights under articles 6:265 up to and including 6:272 and 6:228 of the Dutch Civil Code to rescind or demand in legal proceedings the rescission of this Agreement and (ii) their rights to annul and to demand in legal proceedings annulment of this Agreement.

7	COMMUNICATIONS

Any reference to VA in any public announcement, proxy statement, form F-4 registration statement, shareholders circular or other public communication of the Company shall be subject to VA’s prior review and written approval, such approval not to be unreasonably withheld, conditioned or delayed.

8	NOTICES

8.1	Communications in writing

Any communication to be made under or in connection with this Agreement must be made in English, in writing and sent by regular mail or e-mail.

8.2	Addresses

The address and e-mail addresses for each Party for any communication to be made under or in connection with this Agreement are:

For Aegon:

Aegon Ltd.

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Attn. General Counsel

Schiphol Boulevard 223

1118 BH Schiphol

The Netherlands

Generalcounsel@aegon.com

With a copy to (such copy not constituting formal notice):

Reinier.kleipool@debrauw.com and Maurits.burggraaf@debrauw.com

For VA:

Vereniging Aegon

Attn. Ms. Van der Woude

Secretariaat@verenigingaegon.nl

With a copy to (such copy not constituting formal notice):

.Heleen.kersten@stibbe.com and Omar.elgachi@stibbe.com

or any substitute address or department or officer as the Party may notify to the other Party by not less than five (5) business days’ notice (for these purposes, a business day being a day other than a Saturday or Sunday on which banks are open for general business in the Netherlands).

9	GOVERNING LAW AND DISPUTE RESOLUTION

9.1	Governing law

This Agreement (including Clause 9.2 (Jurisdiction)) and any non-contractual obligation arising out of or in connection with it are governed exclusively by Dutch law.

9.2	Jurisdiction

All disputes arising out of or in connection with this Agreement, including disputes concerning its existence, its validity and any non-contractual obligation, will be resolved by the Amsterdam District Court.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ D.L. Herzog
Aegon Ltd.
By: D.L. Herzog
Title: Chairman of the Board of Directors

Project Magnolia – VA Voting Undertaking (signature page)

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THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ Vereniging Aegon	/s/ Vereniging Aegon
Vereniging Aegon	Vereniging Aegon
By: L.J. Hijmans van den Bergh	By: M.J. Tijssen
Title: Voorzitter	Title: Vice-voorzitter

Project Magnolia – VA Voting Undertaking (signature page)

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Annex 1	Resolutions

Convocation and agenda with explanatory notes

The Extraordinary General Meeting of Shareholders (the “EGM”) of Aegon Ltd. (the Company or Aegon and we or us) relating to the contemplated change of our jurisdiction of incorporation by means of a cross-border discontinuation from Bermuda and continuation to Delaware, United States of America (the “Redomiciliation”) will be held on Thursday, October 8, 2026, at 10:00 EDT (16:00 CEST). The EGM will be held virtually and will be convened from the Transamerica Philadelphia Office (2 Liberty Place, 50 South 16th Street, Philadelphia, PA 19102, USA). The EGM will be held in a virtual manner only.

Shareholders other than holders of New York Registry Shares are invited to attend the EGM. The Company has decided to hold the EGM in a virtual manner, which means that shareholders (other than holders of New York Registry Shares) can attend the meeting online only. The virtual set-up includes the possibility to vote and ask questions live via a chat or a video connection. The Company’s Policy regarding a Virtual Meeting of Shareholders will be applicable to the EGM. A live stream of the EGM will be available at www.aegon.com.

Holders of New York Registry Shares on the Record Date must follow the voting procedures and instructions stated in the proxy solicitation notice they will receive from their financial intermediary.

Agenda

Opening

At the EGM, the following items will be voted upon:

1.	Redomiciliation Proposal, a single proposal to:

a. Redomicile Aegon by way of a continuation into Delaware as public company under the name Transamerica Inc., a Delaware corporation;

b. Approve an amendment and restatement to the Company’s Bye-Laws with effect from, and subject to, completion of the VA Split (as described in the Shareholder Circular) to implement under Bermuda law prior to the Redomiciliation certain governance and capital structure changes that would otherwise not take effect until the Redomiciliation (the “Interim Bye-Laws”);

c. Authorize the Board of Directors to acquire all issued and outstanding Common Shares B in Aegon’s own capital against issuance of Common Shares on a 40 for 1 basis, to give effect to the exchange of all Common Shares B for Common Shares subject to and upon completion of the VA Split (as described in the Shareholder Circular).

d. Approve the termination of the voting rights agreement between the Company and Vereniging Aegon, originally entered into on May 26, 2003, as amended on May 29, 2013 (the “Voting Rights Agreement”); and

e. Approve and adopt the Certificate of Incorporation and the Bylaws of Transamerica Inc. (collectively, the “Transamerica Inc. Organizational Documents”);

2.	Omnibus Incentive Plan Proposal, a proposal to adopt the Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to be effective on January 1, 2027;

3.	Adjournment Proposal, a proposal to adjourn the EGM if necessary to solicit additional proxies if there are not sufficient votes to approve Proposals 1 and 2 at the EGM.

Closing

Explanatory Notes to the Agenda (to be read in conjunction with the Shareholder Circular)

The Redomiciliation of Aegon will occur by way of the discontinuance of Aegon Ltd., a Bermuda exempted company with liability limited by shares, and continuation of Transamerica Inc., a Delaware corporation, pursuant to which (A) Aegon Ltd. will retain its legal personality without interruption and will continue to exist as Transamerica Inc., and (B) the common shares of Aegon Ltd. will remain issued and outstanding, and will become shares of common stock of Transamerica Inc. As described above, at the EGM Shareholders will be asked to consider and vote on the Redomiciliation Proposal which if approved will result in certain changes to our governing documents as described in more detail in our Shareholder Circular which forms part of the registration statement on Form F-4 that we filed with the U.S. Securities and Exchange Commission (the “Shareholder Circular”). The authorization to acquire all outstanding Common Shares B in the Company’s own capital included in the Redomiciliation Proposal is necessary to give effect to the exchange of all Common Shares B of Association Aegon for Common Shares ensuring all issued shares will have equal voting rights. The authorization will not impact the authorization to acquire shares in the Company’s own capital granted to the Board of Directors at Aegon’s 2026 AGM. If the Redomiciliation Proposal is approved, Shareholders will also be asked to consider and vote on the adoption of a new Omnibus Incentive Plan described in more detail in the Shareholder Circular. If there are not sufficient votes to approve these proposals at the EGM, Shareholders will be asked to consider and vote on the Adjournment Proposal to adjourn the EGM to solicit additional proxies. Shareholders are urged to read the Shareholder Circular in its entirety prior to making any decisions regarding the Proposals. Capitalized terms used but not defined herein have the meanings ascribed to them in the Shareholder Circular.

Convocation for the EGM

This convocation including the agenda with explanatory notes, the Shareholder Circular – which includes the Interim Bye-Laws, the Transamerica Inc. Organizational Documents and the Omnibus Incentive Plan –, the Virtual Meeting of Shareholders Manual and FAQ, as well as the Company’s Policy regarding a Virtual Meeting of Shareholders and other documents filed with the SEC by Aegon are available on Aegon’s corporate website (www.aegon.com/EGM) as of September 1, 2026.

Notice to Shareholders

In connection with the proposed Redomiciliation, Aegon Ltd. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. [⚫]), which became effective on [⚫], 2026, that includes the Shareholder Circular that you are encouraged to review carefully prior to making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to sell, buy or exchange any securities and is not a substitute for the Shareholder Circular or any other document that Aegon Ltd. may file with the SEC or send to Shareholders in connection with the proposed Redomiciliation. INVESTORS AND SECURITYHOLDERS OF AEGON LTD. ARE URGED TO READ THE SHAREHOLDER CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD., ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. In addition, investors and security holders will be able to obtain free copies of the Shareholder Circular and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands, Tel: +3120-259-2493. E-mail: ir@aegon.com.

Record Date

The Board of the Company has resolved that persons entitled to vote via proxy or take part in the EGM are those who hold shares of Aegon on the Record Date, Tuesday, September 8, 2026 (“Record Date”), following the processing of all additions and withdrawals as at the Record Date. At the EGM, no shareholder rights may be exercised that are attached to shares acquired after the Record Date, i.e., Tuesday, September 8, 2026.

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Mandatory registration of intention to participate in the EGM

Shareholders holding their shares in a securities account under the Dutch giro system, who wish to participate in the EGM, are required to register by notifying their intended participation to ABN AMRO Bank N.V., Amsterdam, the Netherlands (“ABN AMRO”), which is possible from Wednesday, September 9, 2026, until Thursday, October 1, 2026, at the latest. This registration can be made through the ABN AMRO website (www.abnamro.com/evoting) or through the shareholder’s bank or stockbroker (intermediary) within the meaning of the Dutch Securities Transactions Act (“Wet Giraal Effectenverkeer”) by submitting a statement from the shareholder’s intermediary regarding one’s ownership of shares on the Record Date as stated above. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting virtually or, alternatively, grant a proxy to vote without attending the meeting as referred to below.

Shareholders registered in the Company’s register of shareholders will receive a letter containing information on how to notify their participation in the EGM (and how to vote). Holders of New York Registry Shares will receive a proxy solicitation notice.

Shareholders with vested Aegon shares from incentive plans will receive an e-mail containing information on how to notify their participation in the EGM. These shareholders must register via www.abnamro.com/evoting, which is possible from Wednesday, September 9, 2026, until Thursday, October 1, 2026, at the latest, in order to participate in the meeting and to exercise their voting rights. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting virtually or, alternatively, grant a proxy to vote without attending the meeting as referred to below.

Voting without attending the EGM virtually

Notwithstanding the obligation to register for the meeting, shareholders holding their shares in a securities account and shareholders with vested Aegon shares from incentive plans have two manners to vote without attending the meeting:

1.

Shareholders can vote through the e-voting system of ABN AMRO (www.abnamro.com/evoting) which entails a voting instruction to the Associate General Counsel, Ms. Albertine Kronenberg. The deadline for voting through the e-voting system of ABN AMRO is Thursday, October 1, 2026, 23:59 CEST.

2.

Shareholders may grant a written proxy to the Company Secretary as their representative. Such a proxy voting form must have been received by the Company Secretary (bieke.debruyne@aegon.com) before Thursday, October 1, 2026, 18:00 CEST.

Holders of New York Registry Shares on the Record Date must follow the voting procedures and instructions stated in the proxy solicitation notice they will receive from their financial intermediary.

Voting instructions and proxies provided may be submitted prior to the EGM.

Attendance, participation, and voting virtually at the EGM

The Company allows shareholders who have registered with ABN AMRO as outlined above, to attend, participate, and vote at the EGM remotely through electronic means (i.e., virtually). With respect to virtual attendance, the following applies:

-

Shareholders other than holders of New York Registry Shares can virtually attend the EGM via www.abnamro.com/evoting. The option of virtual attendance will not be available to holders of New York Registry Shares. In addition, virtual attendance may not be available if a shareholder’s intermediary does not support online voting.

-

Eligible Shareholders who have registered for virtual attendance at the EGM will receive a confirmation of registration by email which will contain a unique link. Via this link, the shareholder can log into the online platform of the EGM by means of a two-step verification process (by SMS verification).

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Certain shareholder identifying information will be required for authentication purposes, such as a valid email address, securities account, and mobile phone number, in order to provide virtual access. Where applicable, also

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the intermediaries are requested to provide the same information with respect to the shareholders who wish to virtually attend the EGM through the online platform.
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On the day of the EGM, eligible shareholders may log into the online platform via www.abnamro.com/evoting from 9:00 EDT (15:00 CEST) until the start of the meeting at 10:00 EDT (16:00 CEST). Shareholders who wish to attend the EGM virtually must log in and complete the admission procedure for the EGM before the meeting starts. Shareholders are recommended to log in at least 15 minutes prior to the start of the EGM. Shareholders who have not logged in before the start of the EGM via the online platform cannot vote or ask questions online during the EGM. These shareholders can only follow the EGM via the livestream.

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The Company’s Policy regarding a Virtual Meeting of Shareholders applies to shareholders who wish to attend the EGM via the online platform. The Company’s Policy regarding a Virtual Meeting of Shareholders, as well as an overview of the minimum requirements to the devices and systems that can be used for virtual attendance (if applicable), will be available on www.aegon.com.

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Virtual attendance entails risks, as described in the Company’s Policy regarding a Virtual Meeting of Shareholders. If a shareholder wishes to avoid such risks, he or she should choose to render their voting instructions as described above under the header “voting without attending the meeting”.

Asking questions

During the meeting it will be possible to raise questions related to the agenda via live chat or video connection for those shareholders attending the meeting virtually.

Shareholders planning to participate virtually who would like to receive further instructions on how to ask questions during the meeting via a video connection, can reach out to the Company Secretary (bieke.debruyne@aegon.com) for further instructions.

Please be informed that in the interest of the meeting order, questions may be gathered in a thematic manner and may be answered in a similar fashion. All points of order regarding the conduct of the EGM will be at the discretion of the Chair.

Follow the EGM via our live webcast on the day of the EGM

> Quick Links

Shareholder Circular – which includes the Interim Bye-Laws, the Transamerica Organizational Documents and the Omnibus Incentive Plan > (external link)

Policy regarding a Virtual Meeting of Shareholders > (external link)

Virtual Meeting of Shareholders Manual and FAQ > (external link)

Aegon’s Privacy Notice for a Virtual Meeting of Shareholders > (external link)

Overview of shares and votes > (external link)

ABN AMRO e-voting portal > (external link)

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